Exhibit 21.1
Subsidiaries of Youngevity International Inc.

Subsidiary Name	State or Jurisdiction of Incorporation or Organization

AL Global Corporation	California
Khrysos Industries, Inc.	Delaware
Khrysos Global, Inc.	Florida
INXL Laboratories, Inc.	Florida
INX Holdings, Inc.	Florida
CLR Roasters, LLC	Florida
Siles Plantation Family Group S.A.	Nicaragua
Youngevity NZ, Ltd.	New Zealand
Youngevity Australia Pty. Ltd.	Australia
2400 Boswell, LLC	California
Youngevity Global, LLC	Delaware
Youngevity Global, LLC – Philippine Branch	Philippines
Youngevity Mexico S.A. de CV	Mexico
Youngevity Israel, Ltd.	Israel
Youngevity Russia, LLC	Russia
Youngevity Colombia S.A.S	Colombia
Youngevity International (Singapore) PTE LTD	Singapore
Mialisia Canada, Inc.	Canada
Youngevity Global LLC - Taiwan Branch	Taiwan
Youngevity International (Hong Kong) Limited	Hong Kong
Youngevity Europe SIA	Latvia

________________________